## Contact

www.linkedin.com/in/ahmadou-
diop-2a3361176 (LinkedIn)

## Top Skills

Equipment Maintenance

Electrical Controls

Industrial Maintenance

## Certifications

Lean Six Sigma Green Belt
Certification

Lean six Sigma Black Belt

# Ahmadou Diop

Co-founder, COO at XpressRun (Techstars'22, Google Accelerator)
Louisville, Kentucky, United States

## Experience

**XpressRun**
Co-Founder, COO
April 2021 - Present (2 years 3 months)
Louisville, Kentucky, United States

XpressRun is a technology platform that leverages the power of predictive
analytics to enable smarter inventory placement and same-day delivery at
ground shipping rates while giving DTC brands end to end ownership of the
delivery process.

• Techstars Chicago 22
• Google For Startups 22

**Amazon**
Area Manager
February 2022 - September 2022 (8 months)
Louisville, Kentucky, United States

**Emerson**
Maintenance Technician
June 2019 - February 2022 (2 years 9 months)
Louisville, KY, United States

**GE Appliances, a Haier company**
Maintenance Technician
July 2016 - May 2019 (2 years 11 months)
Louisville, Kentucky Area

## Education

**Northwood University**
Bachelor of Applied Science - BASc, Applied management · (2019 - 2021)

**Jctc**
Associate's degree, Advanced manufacturing technology · (2016 - 2018)